Filed pursuant to General Instruction II.K
of Form F-9, File No. 333-174823

Pricing Supplement dated October 7, 2011 to the

Short Form Prospectus dated January 11, 2010 as amended by Amendment No. 1 dated June 29, 2011,

Prospectus Supplement dated July 12, 2011 and Product Prospectus Supplement (Rate Linked Notes, Series A) dated July 12, 2011

The Bank of Nova Scotia

$2,000,000

Capped Fixed-to-Floating Rate Notes

•100% principal protection at maturity, subject to the credit risk of the Bank

•Quarterly coupon payments at a rate equal to a fixed rate of 2.00% for the first six months and a variable rate of 3-month USD LIBOR plus 0.40%, subject to a cap of 5.00%, thereafter

•5-year term

General

The Capped Fixed-to-Floating Rate Notes (the “Notes”) offered hereunder are not insured by the Canada Deposit Insurance Corporation pursuant to the Canada Deposit Insurance Corporation Act, the United States Federal Deposit Insurance Corporation, or any other governmental agency of Canada, the United States or any other jurisdiction. The Notes include investment risks including possible loss of the Principal Amount invested due to the credit risk of The Bank of Nova Scotia. As used in this pricing supplement, the “Bank,” “we,” “us” or “our” refers to The Bank of Nova Scotia.

The Notes will not be listed on any securities exchange or automated quotation system.

Neither the United States Securities and Exchange Commission (“SEC”), the Ontario Securities Commission (“OSC”) nor any provincial or state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or product supplement. Any representation to the contrary is a criminal offense.

Scotia Capital (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. Scotia Capital (USA) Inc. or any of its affiliates or agents may use the final pricing supplement to which this preliminary pricing supplement relates in market-making transactions in Notes after their initial sale. Unless we, Scotia Capital (USA) Inc. or another of its affiliates or agents selling such Notes to you informs you otherwise in the confirmation of sale, the final pricing supplement to which this pricing supplement relates is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-11 of this pricing supplement and “Supplemental Plan of Distribution” on page PS-27 of the accompanying product supplement.

Investment in the Notes involves certain risks. You should refer to “Additional Risk Factors” beginning on page P-8 of this document and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product supplement and “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement.

	Per Note	Total
Price to public	100.00%	$2,000,000
Underwriting commissions[1]	0.90%	$18,000
Proceeds to Bank of Nova Scotia[2]	99.10%	$1,982,000

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date. See “Additional Risk Factors – The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices.”

If the Notes are priced on the date of this pricing supplement, the price of the Notes would also include a mark-to-market gain to the Bank of approximately $3.00 per $1,000 principal amount of Notes. Actual profits or losses actually realized over the life of the Notes as a result of variations in the value of the derivative positions embedded in the Notes and the Bank’s hedging program may vary from this anticipated amount.

We will deliver the Notes in book-entry form through the facilities of The Depositary Trust Company (“DTC”) on or about October 13, 2011 against payment in immediately available funds.

Scotia Capital (USA) Inc.

1 Scotia Capital (USA) Inc. or one of our affiliates may pay varying discounts and commissions of 0.90% per $1,000 principal amount of Notes in connection with the distribution of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-11 of this pricing supplement.

2 Excludes potential profits from hedging. See second paragraph below this table. For additional considerations relating to hedging activities, see “Additional Risk Factors – The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” on page P-9 below.

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the prospectus, the prospectus supplement and the product supplement.

Summary

Issuer:	The Bank of Nova Scotia (the “Issuer” or the “Bank”)

Minimum Investment:	$1,000

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

Currency:	U.S. Dollars

Trade Date:	October 7, 2011

Pricing Date:	October 7, 2011

Original Issue Date:	October 13, 2011

Maturity Date:	October 13, 2016

Business Day:	Any day which is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law, regulation or executive order to close in New York and Toronto.

Fixed and Floating Interest Periods:	The Notes will bear interest at the fixed interest rate for the first two quarterly interest periods and at the floating interest rate thereafter.

Fixed Interest Rate:	2.00% per annum

Floating Interest Rate:

During the interest periods when they pay a floating interest rate, the Notes are capped. The interest rate payable on the Notes during any such interest period will equal the lesser of (a) LIBOR + spread and (b) the maximum rate/Cap:

	If LIBOR + spread Is:	Floating Rate for that Period

	At or below 5.00% (the maximum rate/Cap)	LIBOR + spread

	Above 5.00%	5.00% (the maximum rate/Cap)

The Notes will also be subject to a minimum rate of zero.

Spread:	40 basis points (0.40%)

Maximum Rate/Cap:	5.00% per annum

Interest Payment Dates:

Quarterly payments made on January 13, April 13, July 13, and October 13, commencing January 13, 2012, and ending on the maturity date.

If these days are not business days, interest will actually be paid on the dates determined as described below.

LIBOR:	The offered rate appearing on the reference page as of 11:00 a.m., London time, on the LIBOR interest determination date, for deposits of the index currency having the index maturity.

Index Currency:	U.S. Dollars

Index Maturity:	Three months

Reference Page:	Reuters page LIBOR01

LIBOR Interest Determination Dates:	The second London business day preceding the relevant interest reset date (regardless of whether such interest reset date is a business day).

London Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to close, in London.

Interest Reset Dates:	Each stated interest payment date (regardless of whether such day is a business day or London business day)

Day Count Fraction:	30/360, unadjusted, modified following business day convention (all as more fully described below).

CUSIP/ISIN:	CUSIP 064159 AF3/ISIN US064159AF32

Form of Notes:	Book-entry

Type of Note:	Capped Fixed-to-Floating Rate Note

Calculation Agent:	Scotia Capital Inc., an affiliate of the Bank

Status:

The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). Holders will not have the benefit of any insurance under the provisions of the Canada Deposit Insurance Corporation Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime.

Non-Redeemable:	The Notes will not be redeemable by the holder or the Issuer prior to the Maturity Date, except for Tax Redemption (as discussed below).

Tax Redemption:

The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, if it is determined that changes in tax laws or their interpretation will result in the Bank (or its successor) becoming obligated to pay, on the next Interest Payment Date, additional amounts with respect to the Notes. See “Tax Redemption” below.

Listing:	The Notes will not be listed on any securities exchange or quotations system.

Use of Proceeds:	General corporate purposes.

Clearance and Settlement:	DTC

Terms Incorporated:

All of the terms appearing above the item captioned “Listing” on page P-4 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” beginning on page PS-9 in the accompanying product supplement, as modified by this pricing supplement.

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 11, 2010, as amended by Amendment No. 1, dated as of June 29, 2011, as supplemented by the prospectus supplement dated July 12, 2011 and the product supplement (Rate Linked Notes, Series A) dated July 12, 2011, relating to our Senior Note Program, Series A, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product supplement. In the event of any conflict, this pricing supplement will control. The Notes may vary from the terms described in the accompanying product supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific to the Notes” in the product supplement dated July 12, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010, as amended by Amendment No. 1 dated June 29, 2011:

http://sec.gov/Archives/edgar/data/9631/000095012311062824/o71994fv9za.htm

Prospectus Supplement dated July 12, 2011:

http://sec.gov/Archives/edgar/data/9631/000095012311065226/o71192e2suppl.htm

Product Supplement (Rate Linked Notes, Series A) dated July 12, 2011:

http://sec.gov/Archives/edgar/data/9631/000095012311065228/o71192d2suppl.htm

The Bank of Nova Scotia has filed a registration statement (including a prospectus, a prospectus supplement, and a product supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, The Bank of Nova Scotia, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the product supplement if you so request by calling 1-416-866-3672.

PAYMENT AT MATURITY

We will pay you the principal amount of your Notes on the maturity date, plus the final interest payment.

In the event that the stated maturity date is not a business day, then relevant repayment of principal will be made on the next business day, unless such business day falls in the month following that in which the stated maturity date would otherwise have fallen, in which case the relevant payment will be made on the preceding business day (“modified following business day convention”).

Notwithstanding anything in the accompanying prospectus supplement or product supplement the stated maturity date will be determined as described above and will not move to the following business day such business day falls in the month following that in which the stated maturity date would otherwise have fallen. See “Description of the Notes—Interest Payment Dates” in the accompanying prospectus supplement.

INTEREST

The Notes are fixed-to-floating notes. The fixed interest rate will apply for the first two quarterly interest periods and will be 2.00% per annum. The floating interest rate will apply thereafter and will equal LIBOR plus the spread of 40 basis points (0.40%), subject to a minimum interest rate of zero and a maximum interest rate/Cap of 5.00% per annum.

The expected interest payment dates are

•	January 13, 2012,
•	April 13, 2012,
•	July 13, 2012,
•	October 13, 2012,
•	January 13, 2013,
•	April 13, 2013,
•	July 13, 2013,
•	October 13, 2013,
•	January 13, 2014,
•	April 13, 2014,
•	July 13, 2014,
•	October 13, 2014,
•	January 13, 2015,
•	April 13, 2015,
•	July 13, 2015,
•	October 13, 2015,
•	January 13, 2016,
•	April 13, 2016,
•	July 13, 2016,
•	October 13, 2016 (which is also the expected Maturity Date).

We describe payments as being based on a “day count fraction” of 30/360, unadjusted, modified following business day convention”.

This means that the number of days in the interest period will be based on a 360-day year of twelve 30-day months (“30/360”) and that the number of days in the interest period will be based on the days on which interest would have been paid if each such day was a business day, not on the actual days on which payment is made (“unadjusted”).

If any interest payment date falls on a day that is not a business day (including any interest payment date that is also the maturity date), the relevant payment of interest will be made on the next business day, unless such Business Day falls in the month following that in which the original interest payment date (including the stated maturity date) would otherwise have fallen, in which case the relevant payment will be made on the preceding business day but will be treated as if it were made on the stated interest payment date (including the stated maturity date) (“modified following business day convention”).

Notwithstanding anything in the accompanying prospectus supplement or product supplement:

•

the “interest reset date” will be the stated Interest Payment Date, not the third Wednesday of the month, and the interest reset date will occur on that date even if it is not a Business Day. See “Description of the Notes—Interest Rates—Interest Reset Dates” in the accompanying prospectus supplement. Thus, the deposits on which LIBOR is based may not, in fact, commence on the relevant interest reset date. See “Description of the Notes—Interest Rates—LIBOR Notes” in the accompanying prospectus supplement.

•	the “interest payment dates” will be the interest payment dates specified above. See “Description of the Notes—Interest Rates—Interest Payment Dates” in the accompanying prospectus supplement.

•

regardless of whether the Notes are paying a fixed or floating rate of interest, if the interest payment date would otherwise fall on a day that is not a business day and the next business day falls in the next calendar month, then the interest payment date will be advanced to the next preceding day that is a business day. See “Description of the Notes—Interest Rates—Interest Payment Dates” in the accompanying prospectus supplement.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) your principal amount and (ii) any accrued but unpaid interest payable based upon the then-applicable interest rate calculated on the basis of a 360-day year consisting of twelve 30-day months.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of the Debt Securities — Events of Default” beginning on Page I-15 of the accompanying prospectus.

TAX REDEMPTION

The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

•

as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes; or

•

on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustees a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the principal amount of the Notes to be redeemed.

Notice of intention to redeem such Notes will be given to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

ADDITIONAL RISK FACTORS

In addition to the following risks included in this pricing supplement, we urge you to read “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product supplement and “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and product supplement.

After the First Six Months, the Amount of Each Interest Payment on an Interest Payment Date is Variable and may be 0.00% per Annum.

Following the first two quarterly interest periods, you will receive interest on the applicable interest payment date based on a rate per annum equal to the LIBOR fixed on the corresponding interest determination date plus spread of 40 basis points (0.40%), subject to the maximum rate/ Cap of 5.00%. While the interest rate applicable to each interest payment date after the first year will fluctuate because it is based on the floating rate of LIBOR, the interest rate for any interest payment date will not be greater than the maximum rate/Cap of 5.00% nor lower than the minimum interest rate of zero.

The Interest Rate for Each Interest Payment Date is Limited by the Maximum Rate.

For each interest payment date during the period when the Note bears a floating interest rate, the floating interest rate will be capped at the maximum rate/Cap of 5.00% per annum. As a result, you will not participate in any increase in LIBOR in excess of 4.60% (the maximum rate/Cap less the spread of 40 basis points (0.40%)). THE INTEREST RATE FOR EACH SUCH INTEREST PAYMENT DATE WILL NOT BE GREATER THAN THE MAXIMUM RATE/CAP.

As a result of the fact that the quarterly interest rate may not be greater than the maximum rate/Cap, you will not be fully compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual interest rate of the Notes (taking the maximum rate/Cap into account) as compared to other investment alternatives.

LIBOR, and Therefore the Value of the Notes, May be Volatile and Will Be Affected By a Number of Factors.

LIBOR, and therefore the value of the Notes is subject to volatility due to a variety of factors, including but not limited to:

•	interest and yield rates in the market,
•	changes in, or perceptions about future LIBOR rates,
•	general economic conditions,
•	policies of the U.S. Federal Reserve Board regarding interest rates,
•	supply and demand among banks in London for U.S. dollar-denominated deposits with the relevant term,
•	sentiment regarding underlying strength in the U.S. and global economies,
•	expectations regarding the level of price inflation,
•	sentiment regarding credit quality in the U.S. and global credit markets,
•	inflation and expectations concerning inflation,
•	performance of capital markets,
•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect LIBOR,

The impact of any of the factors set forth above may enhance or offset some or all of the changes resulting from another factor or factors. A lower LIBOR will result in the corresponding interest rate decreasing, but in no case will the interest rate be greater than the maximum rate/Cap of 5.00% per annum.

The Notes are Not Ordinary Debt Securities.

The Notes have certain investment characteristics that differ from traditional fixed income securities. Specifically, the performance of the Notes will not track the same price movements as traditional interest rate products. A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the above terms of the offering. The Issuer does not make any recommendation as to whether the Notes are a suitable investment for any person.

Your Investment is Subject to the Credit Risk of The Bank of Nova Scotia.

The Notes are senior unsecured debt obligations of The Bank of Nova Scotia, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus, prospectus supplement and product supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of The Bank of Nova Scotia, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of the principal amount at maturity, depends on the ability of The Bank of Nova Scotia to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of The Bank of Nova Scotia may affect the market value of the Notes and, in the event The Bank of Nova Scotia were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Price at Which the Notes may be Sold prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased.

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) volatility of the level of interest rates and the market’s perception of future volatility of the level of interest rates, (ii) changes in interest rates generally, (iii) any actual or anticipated changes in our credit ratings or credit spreads, and (iv) time remaining to maturity.

Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease and you may receive substantially less than 100% of the issue price if you sell your Notes prior to maturity.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Scotia Capital (USA) Inc. or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Scotia Capital (USA) Inc. as a result of dealer discounts, mark-ups or other transaction costs.

The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. Therefore, there may be little or no secondary market for the Notes. Scotia Capital (USA) Inc. may, but is not obligated to, make a market in the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Scotia Capital (USA) Inc. is willing to purchase the notes from you. If at any time Scotia Capital (USA) Inc. were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes. Accordingly, you should be willing to hold your Notes to maturity.

ILLUSTRATIVE EXAMPLES

The interest rate for the first two quarterly interest payment dates will be 2.00% per annum. The following table illustrates the interest rate determination for an interest payment date other than those periods for a hypothetical range of performance for LIBOR and reflects the spread of 40 basis points (0.40%), the minimum rate of 0.00% per annum and the maximum rate/cap of 4.00% per annum. The hypothetical LIBORs and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual LIBOR or interest payment applicable to a purchaser of the Notes.

Hypothetical LIBOR		Spread	Maximum Rate/Cap	Hypothetical Interest Rate	Hypothetical Coupon
8.50%	+	0.40%	5.00%	5.00%	$12.50
8.00%	+	0.40%	5.00%	5.00%	$12.50
7.50%	+	0.40%	5.00%	5.00%	$12.50
7.00%	+	0.40%	5.00%	5.00%	$12.50
6.50%	+	0.40%	5.00%	5.00%	$12.50
6.00%	+	0.40%	5.00%	5.00%	$12.50
5.75%	+	0.40%	5.00%	5.00%	$12.50
5.50%	+	0.40%	5.00%	5.00%	$12.50
5.00%	+	0.40%	5.00%	5.00%	$12.50
4.50%	+	0.40%	5.00%	4.90%	$12.25
4.00%	+	0.40%	5.00%	4.40%	$11.00
3.50%	+	0.40%	5.00%	3.90%	$9.75
3.00%	+	0.40%	5.00%	3.40%	$8.50
2.50%	+	0.40%	5.00%	2.90%	$7.25
2.00%	+	0.40%	5.00%	2.40%	$6.00
1.50%	+	0.40%	5.00%	1.90%	$4.75
1.00%	+	0.40%	5.00%	1.40%	$3.50
0.00%	+	0.40%	5.00%	0.40%	$1.00
-0.50%	+	0.40%	5.00%	0.00%	$-
-1.00%	+	0.40%	5.00%	0.00%	$-
-2.00%	+	0.40%	5.00%	0.00%	$-
-3.00%	+	0.40%	5.00%	0.00%	$-

HISTORICAL PERFORMANCE OF LIBOR

Historically, LIBOR has experienced significant fluctuations. Any historical upward or downward trend in the level of LIBOR during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the floating rate period.

The Reference Rate was 0.36022% on September 23, 2011. The graph below sets forth the historical performance of the Reference Rate from April 1, 2001 through September 23, 2011

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to the terms of a distribution agreement, Scotia Capital (USA) Inc., an affiliate of The Bank of Nova Scotia, will purchase the Notes from The Bank of Nova Scotia for distribution to other registered broker dealers or will offer the Notes directly to investors. Scotia Capital (USA) Inc. proposes to offer the Notes at the offering price set forth on the cover page of this pricing supplement and will receive underwriting discounts and commissions of up to 0.90%, or $9.00, per $1,000 principal amount of Notes.

In addition, Scotia Capital (USA) Inc. or another of its affiliates or agents may use the product supplement to which this pricing supplement relates in market-making transactions after the initial sale of the Notes. While Scotia Capital (USA) Inc. may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See “Supplemental Plan of Distribution” on page S-34 in the accompanying prospectus supplement and “Supplemental Plan of Distribution” on page PS-27 in the accompanying product supplement.

CERTAIN CANADIAN INCOME TAX CONSEQUENCES

This pricing supplement should be treated as incorporating the discussion under “Certain Canadian Income Tax Considerations” on page S-22 of the accompanying prospectus supplement.”

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The Notes will be treated as “variable rate debt instruments” that provide for a single fixed rate followed by a qualified floating rate (“QFR”) for U.S. federal income tax purposes. Under applicable Treasury Regulations, solely for the purpose of determining any original issue discount (“OID”) on the Notes, the initial fixed rate is converted to a QFR (the “substitute QFR”). The substitute QFR must be such that the fair market value of the Notes on the issue date is approximately the same as the fair market value of otherwise identical notes that provide for the substitute QFR (rather than the fixed rate) for the initial period. In determining any OID on the Notes, the Notes must then be converted into “equivalent” fixed rate debt instruments by replacing each QFR provided under the terms of the notes (including the substituted QFR) with a fixed rate equal to the value of the QFR on the issue date of the Notes. Accordingly, depending on the result of this calculation as of the issue date of the Notes, the Notes may be issued with OID.

Qualified stated interest on the Notes will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received (in accordance with the holder’s method of tax accounting). If the Notes are issued with OID, a U.S. holder will be required to include the OID in income for federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest. Upon the sale or other taxable disposition of a Note, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s adjusted tax basis in such Note. A U.S. holder’s adjusted tax basis in the Notes will equal the cost of the Notes to the holder, increased by the amounts of any original issue discount previously included in income by the holder with respect to the Notes and reduced by any payments other than qualified stated interest received by the holder. Such gain or loss generally will be long-term capital gain or loss if the U.S. holder has held the Notes for more than one year at the time of disposition.

You should carefully consider the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product supplement. In particular, U.S. holders (as defined in the product supplement) should review the discussion under “—Fixed to Floating Rate Notes and Floating to Fixed Rate Notes” and “—Sale, Redemption or Maturity of Notes that Are Not Treated as Contingent Payment Debt Instruments” under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—U.S. Holders—Where the term of your Notes exceeds one year” in the product supplement. U.S. holders should also review the discussion under “—Original Issue Discount—”, “—Medicare Tax”, “—Treasury Regulations Requiring Disclosure of Reportable Transactions”, “—Information With Respect to Foreign Financial Assets” and “—Information Reporting and Backup Withholding” under “Certain Income Tax Consequences—Certain United States Income Tax Considerations” in the prospectus supplement. Non-U.S. holders (as defined in the product supplement) should review in particular the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Non-U.S. Holders” in the product supplement.

Prospective purchasers of the Notes should consult their tax advisors as to the federal, state, local and other tax consequences to them of acquiring, holding and disposing of Notes and receiving payments under the Notes.